UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed in the Report on Form 6-K furnished on March 6, 2024, SOLOWIN HOLDINGS, a Cayman Islands exempted company with limited liability (the “Company”), entered into a membership interest purchase agreement (the “Purchase Agreement”) with Cambria Capital, LLC, a Utah limited liability company (“Cambria Capital”), and Cambria Asset Management, Inc., a Nevada corporation and the sole owner of Cambria Capital (“Cambria Asset”), pursuant to which the Company agreed to purchase 100% of the membership interests in Cambria Capital (the “Membership Interests”). The acquisition was structured in two phases: (1) the purchase of 24.9% of the Membership Interests (the “Minority Membership Interests”) for $200,000 (the “Initial Closing”), and (2) the purchase of the remaining 75.1% of the Membership Interests for $500,000, subject to the required approval by the Financial Industry Regulatory Authority (the “Second Closing”). The parties consummated the Initial Closing in March 2024. Pursuant to the Purchase Agreement, any party could terminate the agreement if the Second Closing failed to occur by December 31, 2024, and the Company would be entitled to sell the Minority Membership Interests back to Cambria Asset for a discounted price of $100,000.

Because the Second Closing did not occur by December 31, 2024, the Company terminated the Purchase Agreement in January 2025. On April 4, 2025, the Company entered into an interests buyback and release agreement (the “Buyback Agreement”) with Cambria Asset and Cambria Capital, pursuant to which the Company agreed to sell the Minority Membership Interests back to Cambria Asset for $100,000. As of the date of the Buyback Agreement, the Company had already received $50,000. The remaining $50,000 is required to be paid to the Company no later than August 31, 2025. Cambria Asset and Cambria Capital also agreed to take any and all necessary corporate actions to update Cambria Capital’s organizational documents and to make all required filings with applicable governmental authorities to reflect the transfer of the Minority Membership Interests.

The foregoing description of the terms of the Buyback Agreement is qualified in its entirety by reference to the full text of the Buyback Agreement, a copy of which is furnished hereto as Exhibit 4.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLOWIN HOLDINGS

Date: April 8, 2025	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description
4.1	Interests Buyback and Release Agreement, dated April 4, 2025.

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